

February 17, 2011

Via U.S. Mail and Facsimile

Charles Boehlke
Chief Financial Officer
MSC Industrial Direct Co., Inc.
75 Maxess Road
Melville, NY 11747

>   **Re: MSC Industrial Direct Co., Inc.**
>   **Form 10-K for the Fiscal Year Ended August 28, 2010**
>   **Filed October 22, 2010**
>
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed December 3, 2010**

Dear Mr. Boehlke:

    We have completed our review of your filings and do not have any further comments at this time.

>   Sincerely,
>
>
>   Jay Ingram
>   Legal Branch Chief